UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of November 2002

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 14 November 2002 announcing the Company's Consolidated Third Quarter Results
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QUINENCO S.A.
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FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                      RESULTS FOR THE THIRD QUARTER OF 2002

(Santiago, Chile, November 14, 2002) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the third quarter ended September 30, 2002.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.2% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on September 30, 2002 (Ch$748.73 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               3Q 2002 HIGHLIGHTS

o Consolidated revenues fell by 14.9% to Ch$106,411 million (US$142.1 million) in 3Q 2002, attributable to Madeco's operations.

o In spite of the decline in consolidated sales, operating profit increased by 14.2% to Ch$2,624 million (US$3.5 million).

o Quinenco registered non-operating losses of Ch$25,132 million (US$33.6 million), compared to non-operating profit of Ch$3,335 million (US$4.5 million) in 3Q 2001. The variation is mainly explained by extraordinary gains on the sale of Entel shares and Quinenco's stake in Plava Laguna which contributed Ch$28,337 million (US$37.8 million) to non-operating results in 3Q 2001.

o Quinenco reported a net loss for the third quarter of 2002 of Ch$17,325 million (US$23.1 million).
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GROUP HIGHLIGHTS - THIRD QUARTER 2002 AND SUBSEQUENT EVENTS

Banco de Chile

Banco de Chile's shares were listed on the Madrid Stock Exchange (LATIBEX) in October 2002. Shares were incorporated to the European exchange as part of the Bank's strategy to strengthen its presence in international markets.

Madeco

On October 1, 2002, Tiberio Dall O'lio assumed Madeco's CEO position in order to lead the company in a new phase oriented towards recovering market share and strengthening the commercial and production areas of the company. Jorge Tagle was incorporated as Madeco's new Chief Financial Officer as of the same date. Albert Cussen, Madeco's former CEO and Santiago Edwards, its former CFO, continue to work as advisors to Madeco in its financial restructuring process, currently underway.

On October 22, 2002, Madeco's Board of Directors proposed a capital increase of US$137 million, which will be carried out following approval by shareholders on November 14th and the Superintendency of Securities and Insurance (SVS). It is expected that the capital increase will occur in the beginning of 2003. The capital injection is part of an integral financial restructuring plan oriented towards improving Madeco's capital structure, the proceeds of which will be used towards debt pay-down. In addition to the planned capital increase, the restructuring includes the reprogramming of bank and bond liabilities.

Lucchetti

Lucchetti Peru continues to defend its legitimate right to operate its pasta plant on the outskirts of Lima. Plant facilities, which were scheduled to be shut down by August 23, 2002 in accordance with an order issued by the Consejo Municipal de Lima one year ago, remain operating, pending a final resolution. Lucchetti has solicited an extension until March 31, 2003 in order to negotiate an amicable solution, however, to date the Consejo Municipal de Lima has not replied to Lucchetti's request.

Lucchetti and its legal advisors maintain that the Municipalidad of Lima is not authorized to close the plant facilities. As a consequence, since October 2001, Lucchetti has sought protection under an existing treaty between Peru and Chile with respect to the investments rights of each country when operating in one another's territory. The treaty establishes that unsettled conflicts will be subject to arbitration proceedings in Washington D.C. (ICSID).


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Net Income Contribution (in millions of Ch$ as of 9/30/2002)

---------------------------------------------------------------------------------------------------------
                               Quinenco's
                              ownership %
Sector/Company               at 9/30/2002      3Q 2001     2Q 2002      3Q 2002     YTD 2001     YTD 2002
---------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(2)                52.2%       4,622       4,233        4,882       13,055       12,887
Banco Edwards (2)                      --        1,172          --           --        7,498           --
---------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (1)                              30.8%        (371)       (847)         771        8,329        3,259
Lucchetti (1)                        93.7%      (1,925)       (425)      (2,012)      (3,394)      (3,705)
---------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                           73.6%       1,548       1,354          597        4,245        3,120
Entel (3)                             5.7%         252         373          170        2,528        1,271
---------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                           55.6%      (7,696)     (3,854)     (10,034)     (12,837)     (19,720)
---------------------------------------------------------------------------------------------------------
Real estate/hotel admin.:
Carrera (1)                          89.9%        (373)       (442)        (277)        (788)      (1,012)
Habitaria (1)                        50.0%         184         211          147         (233)         191
---------------------------------------------------------------------------------------------------------
Total operating companies                       (2,587)        603       (5,756)      18,403       (3,709)
---------------------------------------------------------------------------------------------------------
Quinenco & holding companies                    18,140      (9,866)     (11,569)      20,676      (31,755)
---------------------------------------------------------------------------------------------------------
Total                                           15,553      (9,263)     (17,325)      39,079      (35,464)
---------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportional share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Banco Edwards was merged with Banco de Chile on January 1, 2002.

(3)   Operating company in which Quinenco holds a minority interest.

Net Loss - 3Q 2002

            Quinenco reported a net loss for the third quarter of 2002 of Ch$17,325 million (US$23.1 million), compared to a net profit of Ch$15,553 million (US$20.8 million) in the third quarter of 2001. The variation in earnings between the two quarters is mostly attributable to the absence of extraordinary gains. In the third quarter of 2001, Quinenco reported a gain on the sale of shares of Entel and the divestment of its stake in Plava Laguna of Ch$28,337 million (US$37.8 million), significantly impacting non-operating results in that period. In addition, Quinenco's main operating companies contributed losses of Ch$5,756 million (US$7.7) million) in the third quarter of 2002, which also served to reduce the quarterly results.


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QUINENCO S.A.
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Consolidated Income Statement Breakdown (in millions of Ch$ as of  9/30/2002)

----------------------------------------------------------------------------------------------------
                                     3Q 2001       2Q 2002       3Q 2002      YTD 2001      YTD 2002
----------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------
Madeco                                88,137        64,754        69,625       284,481       198,806
Lucchetti                             22,770        22,989        23,241        68,754        64,929
Telsur                                11,804        11,169        11,547        33,776        33,861
Carrera                                1,532         1,665         1,439         5,458         4,860
Quinenco & holding                       755           632           559         2,023         1,794
----------------------------------------------------------------------------------------------------
Total                                124,998       101,209       106,411       394,492       304,250
----------------------------------------------------------------------------------------------------
Operating income (loss)
----------------------------------------------------------------------------------------------------
Madeco                                   715         1,761           948        12,062         4,878
Lucchetti                                751         1,755           757         3,770         3,104
Telsur                                 3,388         3,226         3,461         9,783         9,520
Carrera                                 (294)         (205)         (228)         (446)         (624)
Quinenco & holding                    (2,263)       (2,174)       (2,314)       (6,450)       (6,619)
----------------------------------------------------------------------------------------------------
Total                                  2,297         4,363         2,624        18,719        10,259
----------------------------------------------------------------------------------------------------
Non-operating income (loss)
----------------------------------------------------------------------------------------------------
Interest income                        2,536         1,948         1,822         7,051         5,485
Share of net income/loss from
related co:
CCU                                     (371)         (847)          771         8,329         3,259
Banco Edwards                          1,172            --            --         7,498            --
Habitaria                                184           211           147          (233)          191
Entel                                    252           373           170         2,528         1,271
Banco de Chile                         4,622         4,233         4,882        13,055        12,887
Other equity inv                         217          (127)          187          (304)           (4)
Other non-op income                   29,652         3,705           558        59,384         4,783
Amort. of GW expense                 (10,685)       (5,040)       (5,154)      (23,338)      (15,365)
Interest expense                     (16,140)      (13,512)      (12,258)      (45,745)      (39,978)
Other non-op expenses                 (4,429)       (3,649)       (5,373)      (11,625)      (13,116)
Price-level restatement               (3,675)       (4,400)      (10,884)      (10,588)      (20,649)
----------------------------------------------------------------------------------------------------
Total                                  3,335       (17,105)      (25,132)        6,012       (61,236)
----------------------------------------------------------------------------------------------------
Income Tax                              (157)         (627)       (1,628)       (2,320)         (874)
Extraordinary items                       --            --        (1,396)          (86)       (1,396)
Minority Interest                      5,952         3,900         7,986         7,884        17,123
Amort. of neg. GW                      4,149           206           221         8,870           660
----------------------------------------------------------------------------------------------------
Net income (loss)                     15,576        (9,263)      (17,325)       39,079       (35,464)
----------------------------------------------------------------------------------------------------


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Revenues - 3Q 2002

            Consolidated revenues for the third quarter of 2002 were Ch$106,411 million (US$142.1 million), 14.9% lower than the Ch$124,998 million (US$166.9 million) registered in the third quarter of 2001, mainly due to a decrease of 21.0% in Madeco's sales level during the period. Consolidated sales can be broken down as follows: Madeco (65.4%), Lucchetti (21.8%), Telsur (10.9%), Carrera (1.4%) and
            others (0.5%).

Operating Income - 3Q 2002

            Operating income for the third quarter of 2002 was Ch$2,624 million (US$3.5 million), up by 14.2% from the Ch$2,297 million (US$3.1 million) reported in the third quarter of 2001. Consolidated operating income increased mainly as a result of higher operating profit attributable to Madeco's and to a lesser extent, Telsur's operations.

EBITDA - 3Q 2002

            EBITDA reached Ch$8,844 million (US$11.8 million) in 3Q 2002, compared to Ch$11,100 million (US$14.8 million) in 3Q 2001.

Non-Operating Results -3Q 2002

            Quinenco reported a non-operating loss of Ch$25,132 million (US$33.6 million) in the third quarter of 2002, compared to non-operating income of Ch$3,335 million (US$4.5 million) in the same quarter of 2001. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments

            Quinenco's proportionate share of net income from equity method investments, which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$6,157 million (US$8.2 million), compared to Ch$6,076 million (US$8.1 million) in 3Q 2001. The increase in the third quarter of 2002 was mainly attributable to a higher level of proportionate share of net income corresponding to Quinenco's investment in CCU, which reverted its 3Q 2001 loss of Ch$371 million (US$0.5 million) to a gain of Ch$771 million (US$1.0 million). The improvement in CCU's quarterly profit was due to higher results from operations, lower non-operating losses and lower income tax provisions. Quinenco's increase in net income from equity method investments was partially offset by a decline in banking sector income (Banco de Chile in 2002, Banco de Chile and Banco Edwards in 2001), which fell by Ch$912 million (US$1.2 million) to Ch$4,882 million (US$6.5 million), mainly as a result of merger costs, losses from foreign exchange transactions and losses on sales of financial instruments related to Banco de Chile's Argentine portfolio. Quinenco's proportionate share of net income from Entel (5.7% of Entel's net earnings) decreased from Ch$252 million (US$0.3 million) to Ch$170 million (US$0.2 million), reflecting Entel's lower net results obtained during the third quarter of 2002. Entel's net profit decreased by 35.2% to Ch$2,981 million (US$4.0 million) due to non-operating charges related to a reduction in personnel.


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      o     Other non-operating income

            Other non-operating income was Ch$558 million (US$0.7 million), compared to Ch$29,652 million (US$39.6 million) in the third quarter of 2001. The variation is explained by the absence of gains on the sale of shares of Entel and Quinenco's 39% stake in Plava Laguna, which amounted to Ch$28,337 million (US$37.8 million) in 3Q 2001.

      o     Amortization of goodwill expense (net)

            Amortization of goodwill expense (net) amounted to Ch$4,933 million (US$6.6 million) in the third quarter of 2002, down from the Ch$6,536 million (US$8.7 million) reported in the same period in 2001. The reduction in goodwill amortization expense is attributable to the disposal of a 4% interest in Entel during the third quarter of 2001. In 3Q 2002, goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (following the merger, this is now kept on the books as Bank of Chile). The balance of goodwill (net) amounted to Ch$307,094 million (US$410.2 million) as of September 30, 2002.

      o     Interest Expense

            Interest expense for the third quarter of 2002 amounted to Ch$12,258 million (US$16.4 million), a decrease of 24.1% compared to the same period in 2001. The decrease is primarily associated with a reduction in the level of consolidated indebtedness mainly related to Lucchetti's operations, as well as lower prevailing interest rates during the period.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$5,373 million (US$7.2 million), compared to Ch$4,429 million (US$5.9 million) reported in the same quarter in 2001. At the consolidated level, nearly 71% of total non-operating expenses was attributable to Madeco and Lucchetti's operation. Madeco's other non-operating expenses amounted to Ch$2,540 million (US$3.4 million) and included depreciation on unused assets, an allowance for uncollectible accounts receivable in Argentina, provisions for pending lawsuits and severance indemnities. Lucchetti reported other non-operating expenses of Ch$1,267 million (US$1.7 million), the main item of which was legal expenses incurred in connection with the defense of the Peruvian plant facilities.

      o     Price-level restatement and foreign currency translation losses

            Price-level restatement and foreign currency translation losses reached Ch$10,884 million (US$14.5 million) in the third quarter of 2002, compared to losses of Ch$3,675 million (US$4.9 million) in the same period in 2001. The losses are mainly attributable to Madeco's operations and mostly result from the devaluation of the Brazilian real and the Argentine peso during the period. See Balance Sheet analysis for further information on effect of exchange rate differences on foreign investments (page 7/16).

Income Taxes - 3Q 2002

            Quinenco reported income taxes of Ch$1,628 million (US$2.2 million), compared to income taxes of Ch$157 million (US$0.2 million) during the same period of 2001.


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Minority Interest - 3Q 2002

            In the third quarter of 2002, Quinenco reported an add-back to income of Ch$7,986 million (US$10.7 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's third quarter 2002 loss.

--------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet  (in millions of Ch$ as of 9/30/2002)
--------------------------------------------------------------------------------
Quinenco                     As of 9/30/01      As of 9/30/02      As of 6/30/02
--------------------------------------------------------------------------------
Current assets                     315,668            289,282            295,414
Fixed assets                       449,543            435,717            428,918
Other assets                       903,708            860,906            845,965
--------------------------------------------------------------------------------
Total                            1,668,919          1,585,905          1,570,297
--------------------------------------------------------------------------------
Current liabilities                334,952            307,535            266,669
Long-term liabilities              500,302            525,569            553,221
Minority interest                  112,358             84,821             84,846
Shareholders' equity               721,307            667,980            665,561
--------------------------------------------------------------------------------
Total                            1,668,919          1,585,905          1,570,297
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 2nd quarter of 2002)

Current Assets

            Current assets did not vary significantly compared to the second quarter of 2002.

Fixed Assets and Other Assets

            Fixed assets and other assets did not vary significantly compared to the second quarter of 2002.

Current Liabilities

            Current liabilities increased 15.3% compared to the second quarter of 2002. The increase in current liabilities mainly reflects an increase in Madeco's short term portion of long term debt in accordance with debt maturity schedules.

Long-term Liabilities

            Long-term liabilities decreased 5.0% compared to the second quarter of 2002. The variation in the quarter mainly corresponds to the reclassification of Madeco's long term debt to the short term in accordance with debt maturity schedules.

Minority Interest

            Minority interest did not vary significantly compared to the second quarter of 2002.

Equity

            Shareholders' equity did not vary significantly compared to the second quarter of 2002. Worth noting is that adjustments made under Technical Bulletin 64 with respect to foreign investments are included in Shareholders' Equity as Other Reserves. The adjustment reflects exchange rate differences arising


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            from the revaluation or devaluation of the Chilean peso vis-a-vis the US dollar on foreign investments in a given period. In 3Q 2002, the devaluation of the Chilean peso vis-a-vis the US dollar resulted in a credit to Shareholders' Equity of Ch$19,991 million (US$26.7 million), the majority of which corresponded to Madeco's operations.

Quinenco Corporate Level

As of September 30, 2002, financial debt at the corporate level was Ch$401,536 million (US$536.3 million). As of the same date, cash and cash equivalents amounted to approximately Ch$89,041 million (US$118.9 million), of which Ch$29,501 million (US$39.4 million) was reserved as Quinenco's capital contribution to Madeco's capital increase as of September 30, 2002. The debt to total capitalization ratio at the corporate level was 37.5%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quinenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quinenco's main operating companies (excluding Banco de Chile):

--------------------------------------------------------------------------------
                                                                        ROCE (1)
Operating Company                                                            (%)
--------------------------------------------------------------------------------
Madeco                                                                     -0.1%
Telsur                                                                     10.0%
Lucchetti                                                                   2.0%
Carrera                                                                    -4.0%
CCU                                                                         9.2%
Habitaria                                                                   6.8%
--------------------------------------------------------------------------------

(1)   Adjusted operating return over capital employed for the last 12 months.


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SECTOR/OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportional share of income from investments in the Financial Services sector during 2001 and 2002:

                                                              (in millions of Ch$ as of 9/30/2002)
--------------------------------------------------------------------------------------------------
Sector              FINANCIAL SERVICES
--------------------------------------------------------------------------------------------------
Company             Ownership %      3Q 2001      YTD 2001      2Q 2002      3Q 2002      YTD 2002
--------------------------------------------------------------------------------------------------
Banco de Chile (1)        52.2%        4,622        13,055        4,233        4,882        12,887
Banco Edwards (2)           --         1,172         7,498           --           --            --
--------------------------------------------------------------------------------------------------

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).

2)    Banco Edwards was merged with Banco de Chile on January 1, 2002.

BANCO DE CHILE

                                                                  (in millions of Ch$ as of 9/30/2002)
------------------------------------------------------------------------------------------------------
                                 3Q 2001          2Q 2002          3Q 2002       YTD 2001     YTD 2002
------------------------------------------------------------------------------------------------------
Operating revenues               116,417          114,312           93,164        327,101      305,547
Provision for loan losses        (25,896)         (33,629)          (5,009)       (70,328)     (72,047)
Operating expenses               (63,366)         (59,984)         (65,050)      (173,689)    (182,623)
Net Income (loss)                 28,685           14,368           16,967         87,456       43,888
------------------------------------------------------------------------------------------------------
Loan portfolio                 6,308,107        5,818,288        6,006,702
Total assets                   9,542,407        9,005,268        9,237,750
Shareholders' equity             633,526          569,586          598,104
---------------------------------------------------------------------------
Net interest margin                  5.0%             5.3%             5.2%
Efficiency ratio                    54.4%            52.5%            69.8%
ROAE                                19.2%            10.3%            11.9%
ROAA                                1.20%            0.63%            0.74%
---------------------------------------------------------------------------

Restatement on prior period figures on a pro forma basis

Banco de Chile and Banco Edwards were merged on January 1, 2002. For purposes of comparison, figures for periods prior to September 30, 2002 have been restated on a pro forma basis, based on the combined historical financial results of each bank.

3Q 2002 Results

Operating revenues were Ch$93,164 million (US$124.4 million) in the third quarter of 2002, a decrease of 20% compared to the third quarter of 2001. The reduction in operating revenues was primarily attributable to losses on financial instruments related to Argentine securities and foreign exchange transactions which amounted to Ch$40,370 million (US$53.9 million). Net interest revenue, the main component of operating revenues, fell by 0.5% to Ch$108,536 million (US$145.0 million) as a result of a lower level of average


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interest earning assets, partially offset by higher lending spreads (+26 b.p.).
Fee income, another component of operating revenues, registered growth of more than 28%, reaching Ch$24,998 million (US$33.4 million). The jump in fee income is partly due to the incorporation of a bank subsidiary as well as higher fee income associated with current accounts, credit lines, credit cards, mutual fund and financial advisory services.

Provisions for loan losses amounted to Ch$18,528 million (US$24.7 million), down from the Ch$30,089 million (US$40.2 million) reported in the third quarter of 2001 when Banco Edwards set aside heavy allowances for loan losses related to a specific client in the telecom sector. Current period loan loss provisions were concentrated in clients in the construction, manufacturing and agricultural sectors.

Operating expenses increased by 2.7% to Ch$65,050 million (US$86.9 million) in 3Q 2002. The increase in operating expenses was mainly attributable to non-recurring expenses associated with the bank's merger process (Ch$5,820 million, US$7.8 million), and to a lesser extent, the incorporation of a bank subsidiary. Isolating the effect of the merger expenses, total operating expenses would have otherwise decreased by 12.9% in the third quarter of the year.

Net income was Ch$16,967 million (US$22.7 million), a decrease of 40.9% from the Ch$28,685 million (US$38.3 million) reported in the third quarter of 2001. The decrease in net earnings was mainly the result of merger related expenses, marked to market losses on Argentine financial securities and exchange transaction losses, partially offset by a release of voluntary provisions amounting to Ch$13,519 million (US$18.0 million).

As of September 2002, the Bank's loan portfolio had shown a reduction of 4.8% over the last twelve month period, mostly related to commercial loans (-13.5%) and mortgage loans (-4.8%). The reduction in commercial loans mainly corresponded to the bank's policy to minimize exposure in Latin America, namely in Argentina and Brazil.

Banco de Chile was the second ranked private bank in the country with a market share of 18.6% according to information published by the Chilean Superintendency of Banks for the period ended September 30, 2002. Its return on capital and reserves (annualized for the twelve-month period) was 10.6%, compared to 16.6% for the local financial system, according to the same source.


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FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2001 and 2002:

                                                          (in millions of Ch$ as of 9/30/2002)
----------------------------------------------------------------------------------------------
Sector     FOOD & BEVERAGE
----------------------------------------------------------------------------------------------
Company    Ownership %       3Q 2001       YTD 2001      2Q 2002        3Q 2002       YTD 2002
----------------------------------------------------------------------------------------------
CCU              30.8%          (371)         8,329         (847)           771          3,259
Lucchetti        93.7%        (1,925)        (3,394)        (425)        (2,012)        (3,705)
----------------------------------------------------------------------------------------------

CCU

                                            (in millions of Ch$ as of 9/30/2002)
--------------------------------------------------------------------------------
                          3Q 2001     2Q 2002    3Q 2002    YTD 2001    YTD 2002
--------------------------------------------------------------------------------
Sales                      83,971      67,885     77,399     256,864     239,112
Operating income (loss)     4,871         926      5,119      24,861      22,787
Net Income (loss)          (1,205)     (2,751)     2,505      27,050      10,583
--------------------------------------------------------
Total assets              650,265     608,750    648,188
Shareholders' equity      423,529     418,520    427,680
--------------------------------------------------------

3Q 2002 Results

CCU's third quarter consolidated sales decreased by 7.8% compared to the third quarter of 2001 due to a decline in average prices of 11.8%, the effect of which was partially offset by an increase of 3.6% in volume sold. The reduction in average prices mainly corresponded to lower average beer prices in Argentina, which fell by 64.3% as a result of the currency devaluation. Average domestic and export wine prices declined by 2.8% and mineral water by 6.7% compared to the same quarter of 2001, also impacting average prices during the period. The increase in volume sold in 3Q 2002 was attributable to higher sales of Argentine beer (14.2%), fruit nectars (28.4%), domestic wine (12.9%), export wine (1.3%) and mineral water (9.6%). Chilean beer volume was down slightly by 0.2% during the quarter.

Operating income rose by 5.1% to Ch$5,119 million (US$6.8 million) in spite of the decline in sales as a consequence of lower SG&A expenses during the period which fell by 9.5%. The operating margin as a percentage of sales increased from 5.8% to 6.6%.

CCU reported net income of Ch$2,505 million (US$3.3 million) in the third quarter of 2002, a significant improvement over the Ch$1,205 million (US$1.6 million) net loss reported in the third quarter of 2001. The increase in CCU's net income in 3Q 2002 was the result of an improvement in both the company's operating and non-operating results as well as lower income tax provisions made during the quarter.

[LOGO]
QUINENCO S.A.
www.quinenco.cl                                               Third quarter 2002
--------------------------------------------------------------------------------

LUCCHETTI

                                                      (in millions of Ch$ as of 9/30/2002)
------------------------------------------------------------------------------------------
                             3Q 2001       2Q 2002       3Q 2002     YTD 2001     YTD 2002
------------------------------------------------------------------------------------------
Sales                         22,770        22,989        23,241       68,754       64,929
Operating income (loss)          750         1,755           757        3,770        3,104
Net Income (loss)             (2,215)         (453)       (2,148)      (3,903)      (3,955)
------------------------------------------------------------------------------------------
Total assets                 143,354       123,501       123,668
Shareholders' equity          34,603        50,069        50,566
----------------------------------------------------------------

3Q 2002 Results

Lucchetti reported sales of Ch$23,241 million (US$31.0 million) in the third quarter of 2002, up 2.1% compared to the same period in 2001. The increase in sales corresponded to Lucchetti Chile's operations which grew by 12.5% during the quarter, mainly due to higher average prices and volumes of pasta products and higher sales of soups, creams and broths. The overall increase in sales was partially offset by the decline in sales of 22.4% experienced in Lucchetti Peru's operations in both the pasta and edible oil food lines due to lower average sales volume. The Chilean operations made up 69.7% of 3Q 2002 sales and the remaining 30.3% corresponded to sales made in Peru.

Operating profit for the third quarter of 2002 was Ch$757 million (US$1.0 million), practically unchanged from the Ch$750 million (US$1.0 million) reported in the same period in 2001. Operating profit was entirely attributable to Lucchetti Chile's performance which increased its operating profit by Ch$218 million (US$0.3 million) to Ch$1,100 million (US$1.5 million), directly related with the higher sales level and a reduction in SG&A expenses of nearly 4%. The Peruvian operations reported operating losses in the third quarter of Ch$131 million (US$0.2 million) as a result of the aforementioned reduction in sales.

Non-operating losses amounted to Ch$3,014 million (US$4.0 million), up from the Ch$2,799 million (US$3.7 million) reported in 3Q 2001. The increase in non-operating losses during the third quarter was mainly attributable to exchange rate losses which amounted to Ch$1,373 million (US$1.8 million), compared to exchange rate gains of Ch$546 million (US$0.7 million) in 3Q 2001. Interest expense showed a significant decrease in the third quarter of 2002, down by 46.7% to Ch$1,116 million (US$1.5 million). Lucchetti continued to report a net loss in the third quarter of 2002 of Ch$2,148 million (US$2.9 million) in spite of the improvements experienced by the Chilean operations, mainly as a result of the poor performance of the Peruvian operations and significant non-operating losses.

[LOGO]
QUINENCO S.A.
www.quinenco.cl                                               Third quarter 2002
--------------------------------------------------------------------------------

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportional share of income from investments in the Telecommunications sector during 2001 and 2002:

                                                          (in millions of Ch$ as of 9/30/2002)
-----------------------------------------------------------------------------------------------
Sector      TELECOMMUNICATIONS
----------------------------------------------------------------------------------------------
Company     Ownership %       3Q 2001        YTD 2001       2Q 2002     3Q 2002       YTD 2002
----------------------------------------------------------------------------------------------
Telsur            73.6%         1,548           4,245         1,354         597          3,120
Entel (1)          5.7%           252           2,528           373         170          1,271
----------------------------------------------------------------------------------------------

(1)   Non-controlling interest.

TELSUR

                                                     (in millions of Ch$ as of 9/30/2002)
-----------------------------------------------------------------------------------------
                           3Q 2001      2Q 2002       3Q 2002      YTD 2001      YTD 2002
-----------------------------------------------------------------------------------------
Sales                       11,804       11,169        11,547        33,776        33,861
Operating income (loss)      3,388        3,226         3,460         9,783         9,520
Net Income (loss)            2,108        1,840           812         5,770         4,242
-----------------------------------------------------------------------------------------
Total assets               129,440      133,436       133,462
Shareholders' equity        54,966       56,187        55,233
-------------------------------------------------------------

3Q 2002 Results

Telsur's sales in the third quarter of 2002 were Ch$11,547 million (US$15.3 million), a decrease of 2.2% from the Ch$11,804 million (US$15.8 million) reported during the same period in 2001. The decrease in sales during the third quarter mainly corresponded to a lower level of revenue earned in connection with basic telephony services as a consequence of the current weak economic environment in the south of Chile, as well as the effects of substitution from fixed telephony to mobile technology alternatives.

In spite of the slight reduction in sales during the third quarter, operating profit rose by Ch$72 million (US$0.1 million) to Ch$3,460 million (US$4.6 million). The increase was attributable to a higher gross margin which reached 60.5% of sales, more than offsetting the 2.6% increase SG&A expenses during 3Q 2002. Telsur reported non-operating losses of Ch$900 million (US$1.2 million), up from the Ch$788 million (US$1.1 million) reported in the third quarter of 2001. The increase in non-operating losses was mainly attributable to an increase in other non-operating expenses. The increase in non-operating expenses was partially offset by a reduction in interest expense due to lower prevailing interest rates during the period.

During the third quarter of 2002, Telsur initiated a reorganization oriented towards the achievement of greater cost efficiencies in a weak economic environment. This reorganization involved the reduction of approximately 10% of Telsur's workforce, among other measures. The costs associated with carrying out the plan amounted to Ch$1,396 million (US$1.9 million) in 3Q 2002. The effect of the reorganization as well as the weaker operating performance of the company was seen in its net profit for the period, which suffered a decline from Ch$2,108 million (US$2.8 million) in the third quarter of 2001 to Ch$812 million (US$1.1 million) in the same period in 2002.

[LOGO]
QUINENCO S.A.
www.quinenco.cl                                               Third quarter 2002
--------------------------------------------------------------------------------

MANUFACTURING SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Manufacturing sector during 2001 and 2002:

                                                       (in millions of Ch$ as of 9/30/2002)
-------------------------------------------------------------------------------------------
Sector      MANUFACTURING
-------------------------------------------------------------------------------------------
Company     Ownership %      3Q 2001      YTD 2001       2Q 2002     3Q 2002       YTD 2002
-------------------------------------------------------------------------------------------
Madeco            55.6%       (7,696)      (12,837)       (3,854)    (10,034)       (19,720)
-------------------------------------------------------------------------------------------

MADECO

                                                        (in millions of Ch$ as of 9/30/2002)
--------------------------------------------------------------------------------------------
                             3Q 2001       2Q 2002       3Q 2002      YTD 2001      YTD 2002
--------------------------------------------------------------------------------------------
Sales                         88,137        64,754        69,625       284,481       198,806
Operating income (loss)          715         1,761           948        12,062         4,878
Net Income (loss)            (13,725)       (6,869)      (18,060)      (22,877)      (35,322)
--------------------------------------------------------------------------------------------
Total assets                 469,058       404,226       402,653
Shareholders' equity         164,467       115,498       112,587
----------------------------------------------------------------

3Q 2002 Results

Madeco's sales level in the third quarter of 2002 fell by 21.0% from Ch$88,137 million (US$117.7 million) to Ch$69,625 million (US$93.0 million). The decrease was primarily attributable to lower sales corresponding to the wire and cable business unit. The sales of the wire and cable business unit, which accounted for 76.3% of the total decrease in consolidated sales for 3Q 2002, decreased by 27.4% from Ch$51,050 million (US$68.2 million) in the third quarter of 2001 to Ch$37,048 million (US$49.5 million), mainly as a result of a 19.1% decrease in the volume sold of metallic cable products and a 15.8% decline in the volume sold of fiber optic cables. The decline in sales in the wire and cable unit was mostly attributable to the Brazilian operations in both metallic cable products and fiber optic cables and the shutdown of the Argentine operations, which are temporarily closed as a consequence of the ongoing economic crisis in that country. The Brazilian operations, Madeco's principal business unit, continues to suffer from the sharp downturn in investment by the telecommunications sector, which dropped off abruptly in the second half of 2001.

In addition, sales across Madeco's other three business units continued to be affected by the overall slowdown in regional and export activity, accounting for the remaining decline in sales for the period. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 53.2% of total sales, followed by brass mills (21.9%), flexible packaging (15.8%) and aluminum profiles (9.1%).

In spite of the decline in consolidated sales revenues experienced during the third quarter of 2002, operating income increased by 32.6% from Ch$715 million (US$1.0 million) to Ch$948 million (US$1.3 million). The increase was attributable to a sharp rise in the amount of operating income earned by the flexible packaging business unit, which increased from Ch$245 million (US$0.3 million) in 3Q 2001 to Ch$929 million (US$1.2 million) in 3Q 2002. The improvement in performance was associated with the Chilean flexible packaging business unit, both in terms of higher sales and lower costs. In addition, the aluminum profiles and brass mills business units also showed significant improvement at the operating profit level. The brass mills business unit

[LOGO]
QUINENCO S.A.
www.quinenco.cl                                               Third quarter 2002
--------------------------------------------------------------------------------

reverted 3Q 2001 operating losses (from a loss of Ch$428 million (US$0.6 million) in 3Q 2001 to income of Ch$3 million (US$0 million) in 3Q 2002) due to stronger performance in the Chilean and Argentine pipes, bars and sheets (PB&S) units, and the aluminum profiles business units increased its operating profits from Ch$74 million (US$0.1 million) to Ch$619 million (US$0.8 million) as a result of higher sales and significant reductions in SG&A expense during the third quarter of the year. The increase in operating profit at the consolidated level was partially offset by a sharp decrease in the operating profit from the wire and cable business unit which fell from Ch$815 million (US$1.1 million) in 3Q 2001 to a loss of Ch$603 million (US$0.8 million) in 3Q 2002 due to the aforementioned slowdown in the Brazilian operations and the economic crisis in Argentina.

Madeco reported heavy non-operating losses in 3Q 2002 which amounted to Ch$18,103 million (US$24.2 million), compared to Ch$13,669 million (US$18.3 million) in 3Q 2001. Non-operating losses in 3Q 2002 included price-level restatements and foreign currency translation losses which amounted to Ch$10,104 million (US$13.5 million) and were mainly related to the devaluation of the Brazilian real and, to a lesser extent, the Argentine peso during the third quarter of the year. Interest expense, the other main component of non-operating losses, amounted to Ch$5,527 million (US$7.4 million), down from Ch$6,248 million (US$8.3 million) in the same period of 2001, due to lower prevailing interest rates. Madeco reported a net loss for the third quarter of 2002 of Ch$18,060 million (US$24.1 million).

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quinenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2001 and 2002:

                                                                 (in millions of Ch$ as of 9/30/2002)
-----------------------------------------------------------------------------------------------------
Sector             REAL ESTATE/HOTEL ADMINISTRATION
-----------------------------------------------------------------------------------------------------
Company            Ownership %        3Q 2001        YTD 2001       2Q 2002     3Q 2002      YTD 2002
-----------------------------------------------------------------------------------------------------
Hoteles Carrera          89.9%           (373)          (788)          (442)       (277)       (1,012)
Habitaria                50.0%            184           (233)           211         147           191
-----------------------------------------------------------------------------------------------------

HOTELES CARRERA

                                                 (in millions of Ch$ as of 9/30/2002)
-------------------------------------------------------------------------------------
                            3Q 2001      2Q 2002      3Q 2002    YTD 2001    YTD 2002
-------------------------------------------------------------------------------------
Sales                         1,532        1,665        1,439       5,458       4,860
Operating income (loss)        (294)        (205)        (228)       (446)       (624)
Net Income (loss)              (428)        (492)        (308)       (904)     (1,126)
-------------------------------------------------------------------------------------
Total assets                 24,075       23,261       22,683
Shareholders' equity         13,221       14,445       14,136
-------------------------------------------------------------

3Q 2002 Results

Carrera reported sales revenues of Ch$1,439 million (US$1.9 million) in the third quarter of 2002, a decrease of 6.1% compared to the third quarter of 2001. The decrease is primarily attributable to a reduction in average occupancy rates across the chain of 5 hotels. The decrease in occupancy rates was marginally offset by higher average room rates. Sales revenues corresponding to the main hotel, Hotel Carrera of Santiago accounted for

[LOGO]
QUINENCO S.A.
www.quinenco.cl                                               Third quarter 2002
--------------------------------------------------------------------------------

60% of the hotel chain's sales in the quarter. Its sales fell by 1.3% during the quarter as a consequence of continuing weak demand for five star hotels in the metropolitan area as well as an increase in the number of hotels in this category. The hotels in the north of Chile suffered from a downturn in the number of Argentine tourists visiting the region, especially the La Serena establishment.

Hoteles Carrera reported an operating loss during the third quarter of 2002 of Ch$228 million (US$0.3 million), down from the Ch$294 (US$0.4 million) reported in the same period in 2001. The reduction in the operating loss for the quarter was achieved in spite of the decline in the sales revenue level as a result of lower SG&A expenses. The hotel chain registered a net loss for the period of Ch$308 million (US$0.4 million). The improvement vis-a-vis the third quarter of 2001 was mainly due to a lower level of non-operating losses as well as the aforementioned reduction in operating losses experienced during 3Q 2002.

HABITARIA

                                            (in millions of Ch$ as of 9/30/2002)
--------------------------------------------------------------------------------
                            3Q 2001    2Q 2002    3Q 2002   YTD 2001    YTD 2002
--------------------------------------------------------------------------------
Sales                         6,476      6,655      5,630      9,748      14,887
Operating income (loss)         448        528        401       (167)        786
Net Income (loss)               360        421        294       (466)        381
--------------------------------------------------------------------------------
Total assets                 50,354     48,291     46,316
Shareholders' equity         15,351     16,324     16,618
---------------------------------------------------------

3Q 2002 Results

During the third quarter of 2002, Habitaria registered sales of Ch$5,630 million (US$7.5 million), corresponding to 101 units of 8 projects. This represented a decrease of 13.1% from the Ch$6,476 million (US$8.6 million) reported in the same period in 2001. An additional 106 units were pre-sold during the quarter and the corresponding revenue will be reflected in future periods in the final phase of the sales process. In spite of the lower sales level, Habitaria reported operating profit of Ch$401 million (US$0.5 million) and net profit of Ch$294 million (0.4 million). Habitaria's inventory as of September 30th amounted to 620 units, corresponding to 9 projects.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                             www.quinencogroup.com

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                QUINENCO S.A.


                                        By: /s/ Luis Fernando Antunez

                                        Name: Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: November 18, 2002